                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   (Mark One)

 [X]  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
                1934 for the fiscal year ended December 31, 2000

                                       Or

 [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _______ to _______

                        Commission file number 000-25867

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               West Coast Bancorp
                                   401(k) Plan

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               West Coast Bancorp
                          5335 Meadows Road- Suite 201
                            Lake Oswego, Oregon 97035

                         WEST COAST BANCORP 401(k) PLAN

               FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
                DECEMBER 31, 2000 AND 1999, SUPPLEMENTAL SCHEDULE
               AS OF DECEMBER 31, 2000, AND INDEPENDENT AUDITORS'
                                     REPORTS

WEST COAST BANCORP 401(k) PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------------------------


                                                                                              PAGE

INDEPENDENT AUDITORS' REPORTS                                                                 3-4

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999:

    Statements of Net Assets Available for Benefits                                            5

    Statements of Changes in Net Assets Available for Benefits                                 6

    Notes to Financial Statements                                                            7-11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

  Line 4i - Schedule of Assets Held for Investment Purposes at Year End                       12

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

Signature                                                                                     13

Exhibit index                                                                                 14

INDEPENDENT AUDITORS' REPORT

Administrative Committee
West Coast Bancorp 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of West Coast Bancorp 401(k) Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Portland, Oregon
June 22, 2001

                          INDEPENDENT AUDITOR'S REPORT

October 3, 2000


Administrative Committee
The West Coast Bancorp 401(k) Plan
Newport, Oregon

We have audited the accompanying statements of net assets available for benefits of The West Coast Bancorp 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the West Coast Bancorp 401(k) Plan, and the changes in its net assets available for benefits as of December 31, 1999 and 1998, for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information on pages 10 and 11 as of and for the year ended December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 1999, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Board of Trustees and the 401(k) Plan Administrative Committee of the West Coast Bancorp 401(k) Plan, the Board of Directors, and management of West Coast Bancorp and for attachment to the Form 5500 for filing with the Pension and Welfare Benefits Administration and is not intended to be and should not be used by anyone other than these specified parties.

DWYER PEMBERTON & COULSON, P.C.
Tacoma, Washington

WEST COAST BANCORP 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
                                                       2000             2001
ASSETS:
Investments at fair value:
Mutual funds                                       $ 8,159,984      $ 9,943,569
Employer common stock                                1,944,679        2,629,125
Money market funds                                   1,293,409        1,077,935
                                                       315,705          449,691
                                                   -----------      -----------
Total assets                                        11,713,777       14,100,320
RECEIVABLES - Employer contributions                   347,805          403,184
                                                   -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS                  $12,061,582      $14,503,504
                                                   ===========      ===========

See notes to financial statements.

WEST COAST BANCORP 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                          2000             1999
ADDITIONS TO NET ASSETS:
  Investment income (loss):
    Interest and dividends                            $    328,234    $    176,441
    Net depreciation in fair value of investments       (1,248,631)       (660,389)
                                                      ------------    ------------
           Net investment loss                            (920,397)       (483,948)
                                                      ------------    ------------
  Contributions:
    Employer matching contributions                        347,805         403,184
    Participant contributions                            1,232,666       1,489,106
    Employee rollover contributions                         39,040         233,171
                                                      ------------    ------------
           Total contributions                           1,619,511       2,125,461
                                                      ------------    ------------
           Total additions to net assets                   699,114       1,641,513

DEDUCTIONS - Benefits paid to participants               3,141,036       4,807,647
                                                      ------------    ------------
NET DECREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                                          (2,441,922)     (3,166,134)

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                     14,503,504      17,669,638
                                                      ------------    ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                         $ 12,061,582    $ 14,503,504
                                                      ============    ============

See notes to financial statements.

WEST COAST BANCORP 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the West Coast Bancorp 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information regarding amount and type of benefits, vesting, and other provisions of the Plan.

     GENERAL - The Plan is a defined contribution plan covering all eligible employees of West Coast Bancorp and its wholly-owned subsidiaries (the "Company"), except those covered by collective bargaining agreements. Employees are eligible to participate in the Plan when they have been employed for six months, and reached 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan Administrator is a committee appointed by the Board of Directors of West Coast Bancorp. West Coast Trust is the trustee of the Plan for the West Coast Bancorp common stock fund and Federated Investors is the trustee for the Federated investment funds.

     PLAN MERGERS - The Bank of Vancouver became a subsidiary of West Coast Bancorp on January 1, 1996. The Bank of Vancouver adopted the West Coast Bancorp 401(k) Plan as a participating employer and began participation effective January 1, 1997. The Bank of Vancouver Employees' Stock Option Plan was rolled over into the West Coast Bancorp 401(k) Plan in 1997. The accounts and activity of The Bank of Vancouver Employees' Stock Option Plan are included in the accompanying financial statements as of December 31, 2000 and 1999.

     Centennial Holdings, Ltd. ("Centennial") became a subsidiary of West Coast Bancorp in 1998. Centennial adopted the West Coast Bancorp 401(k) Plan as a participating employer and began participation effective October 1, 1998. The Centennial Holdings, Ltd. 401(k) Profit Sharing Plan and Trust and Employee Stock Ownership Plan were merged into the West Coast Bancorp 401(k) Plan on October 1, 1998. The accounts and activity of Centennial's plans are included in the accompanying financial statements as of December 31, 2000 and 1999.

     CONTRIBUTIONS - In each plan year, the employer may contribute a matching contribution equal to a percentage of each participant's elective deferral contributions for that year. The employer may also make supplemental and discretionary profit sharing contributions. Supplemental and discretionary contributions are allocated to the participants' accounts on a pro-rata basis based on eligible compensation. All employer related contributions were invested in West Coast Bancorp common stock through 1999. Effective in 2000, employer contributions can be invested in any of the Plan's investment options.

     Participants may voluntarily contribute between 1% and 15% of their total compensation as a salary reduction each year that they are a plan participant. The actual amount of their compensation that can be deferred each year is subject to limits imposed by the Internal Revenue Code (the "Code"), which was $10,500 for 2000 and $10,000 for 1999.

     PARTICIPANT ACCOUNTS - A separate account is maintained for each participant, which is credited with the participant's contribution, the allocation of the employer's contribution, as determined above, and an allocation of investment earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING - Participants are fully vested in their salary reduction contributions, rollovers, and related earnings at all times. Participants vest in the Company's matching and discretionary contribution portion of their accounts plus actual earnings or losses thereon based on years of continuous service as follows:

             YEARS OF SERVICE                        VESTING PERCENTAGE
             ----------------                        ------------------
                Less than 1                                   0%
                    1                                        20%
                    2                                        40%
                    3                                        60%
                    4                                        80%
                    5                                       100%

     FORFEITURES of terminated participants' nonvested account balances are used to reduce the employer's matching contributions for the plan year in which the forfeiture occurs or to restore previously forfeited amounts.

     PARTICIPANT LOANS - Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans Fund. Loan terms range from 1-5 years or more if for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates determined quarterly by the Plan Administrator. Interest rates range from 8.5% to 11.5% at December 31, 2000. Principal and interest is paid ratable through semi-monthly payroll deductions.

     PAYMENT OF BENEFITS - The benefit to which a participant is entitled is the benefit that can be provided from the participants' vested account. On termination of service due to normal retirement, death or disability, the participant's account balances will be deemed fully vested. Normal retirement is defined to be the plan anniversary date nearest to the participant's 65th birthday. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

     INVESTMENT OPTIONS - Upon enrollment in the Plan, contributions are participant-directed into the following investment options:

     Federated Investors:
          Federated Automated Cash Management Trust
          Federated Bond Fund
          Federated High Income Bond Fund
          Federated International Equity Fund
          Federated Managed Moderate Growth Fund
          Federated Managed Conservative Growth Fund
          Federated Managed Income Fund
          Federated Max-Cap Fund
          Federated Small Cap Strategies Fund
          Federated Stock and Bond Fund
          Federated Stock Trust

     Other Investment Options:
          Janus Fund
          West Coast Bancorp common stock

     Participants may change their investment options and direct transfers between investment accounts quarterly. West Coast Bancorp common stock was required to be retained by all participants under the age of 55 through 1999. Effective in 2000, the Plan was amended to remove this requirement.

     PLAN TERMINATION - Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are maintained by Federated Investors, except for West Coast Bancorp common stock, which is maintained by West Coast Trust.

     The Plan's investments are stated at fair value, which is based upon quoted market prices, if available. Money market balances are valued at cost plus reinvested interest. Participant loans are valued at net amortized cost.

     Purchases and sales are accounted for on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is reported as earned. Cost of common stock shares sold and cost of mutual fund units sold are determined by the specific identification method.

     EXPENSES - The employer may pay all expenses of administering the Plan including, but not limited to, the trustee's or custodian's fees, attorney fees, and expenses incurred by persons or entities to whom fiduciary duties have been delegated. If these expenses are not paid by the employer, there shall be a lien against and paid from the Plan, except for the items the payment of which would constitute a prohibited transaction.

     INCOME TAX STATUS - The Plan received a favorable determination letter from the Internal Revenue Service effective December 1997. The Plan has been amended since receiving the determination letter, however, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

3.   EMPLOYER CONTRIBUTION

     For the years ended December 31, 2000 and 1999, the employer made matching contributions of $347,805 and $403,184, respectively. For the years ended December 31, 2000 and 1999, the employer did not make a profit sharing contribution.

4.   BENEFITS PAYABLE TO TERMINATED PARTICIPANTS AND FORFEITURES

     At December 31, 2000 and 1999, net assets available for benefits allocated to terminated employees were $3,121,394 and $3,740,997, respectively. The amount represents the participants' vested interest in the Plan upon termination of employment.

5.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of investment funds managed by Federated Investors as of and for the years ended December 31, 2000 and 1999, respectively, which is a trustee of the Plan and, therefore, these transactions qualify as party-in-interest.

     The employer also provides accounting and administrative services to the Plan at no charge. During the years ended December 31, 2000 and 1999, the employer paid administrative expenses on behalf of the Plan. In addition, the Plan invests in shares of the Company.

6.   SUMMARY OF INVESTMENTS

                                                                  2000            1999
     Investments at fair value as determined by
     quoted market prices:
         Mutual Funds:
           Federated Stock and Bond Fund                      $ 2,110,887*    $ 3,496,603*
           West Coast Trust Equity Fund                                 -       3,170,601*
           Federated Stock Trust                                1,914,308*              -
           Janus Fund                                           1,013,816*              -
           Federated Max-Cap Fund                                 943,821*        994,923*
           Federated Managed Moderate Growth Fund                 651,476*        647,189
           Federated Small Cap Strategies Fund                    584,129         579,963
           Federated International Equity Fund                    404,937         390,585
           Federated Managed Conservative Growth Fund             276,483         360,649
           Federated Bond Fund                                    161,713         215,806
           Federated High Income Bond Fund                         63,676          63,713
           Federated Managed Income Fund                           34,738          23,537
                                                              -----------     -----------
                                                                8,159,984       9,943,569
                                                              -----------     -----------

                                                                    2000            1999
     Investments at fair value as determined by
     quoted market prices:

         Employer Common Stock -
           West Coast Bancorp common stock                    $ 1,944,679*    $ 2,629,125*(1)
                                                              -----------     -----------
         Money Market Funds:
           Federated Automated Cash Management Trust            1,282,327*      1,064,850*(1)
           Temporary cash investments                              11,082          13,085
                                                              -----------     -----------
                                                                1,293,409       1,077,935

         Participant loans                                        315,705         449,691
                                                              -----------     -----------
                Total investments                             $11,713,777     $14,100,320
                                                              ===========     ===========

*   Represents 5% or more of net assets available for benefits at December 31

(1) Includes nonparticipant-directed investments (Note 7)

     The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                 2000            1999
     Net change in fair value:

       Investments at fair value as determined by
       quoted market prices:
           Mutual funds                                     $  (255,834)    $   822,149
           Employer common stock                               (992,797)     (1,482,538)
                                                            -----------     -----------

                Total                                       $(1,248,631)    $  (660,389)
                                                            ===========     ===========


7.   NONPARTICIPANT-DIRECTED INVESTMENTS

     As discussed in Note 1, when the 1998 employer contribution was funded in March 1999, the contribution was designated as nonparticipant-directed and to be used to purchase West Coast Bancorp common stock. Effective in September of 2000, the Plan was amended to remove the requirements that all employer contributions be invested in West Coast Bancorp common stock. In addition, certain stock retention requirements were removed as discussed in
     Note 1. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments in West Coast Bancorp common stock and money market funds for the year ended December 31, 1999 is as follows:

     Net assets:
       Employer common stock                               $ 246,729
       Temporary cash investments                              7,021
       Employer contributions receivable                     403,184
                                                           ---------

                Total                                      $ 656,934
                                                           =========

     Changes in net assets:
       Contributions                                       $ 403,184
       Net investment loss                                   (80,056)
       Benefits paid to participants                         (52,105)
       Transfers to participant-directed investments for
         terminated participants                             (48,775)
                                                           ---------

                Net increase                               $ 222,248
                                                           =========

                                   * * * * * *

WEST COAST BANCORP 401(K) PLAN

LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END
DECEMBER 31, 2000

---------------------------------------------------------------------------------------------------
                                                                                            (E)

               (B) IDENTITY OF ISSUE                                     (D)              CURRENT
 (A)       (C) DESCRIPTION OF INVESTMENT                                 COST**            VALUE
      MUTUAL FUNDS:
  *     Federated Investors:
          Stock and Bond Fund                                                          $ 2,110,887
          Federated Stock Trust                                                          1,914,308
          Max-Cap Fund                                                                     943,821
          Managed Moderate Growth Fund                                                     651,476
          Small Cap Strategies Fund                                                        584,129
          International Equity Fund                                                        404,937
          Managed Conservative Growth Fund                                                 276,483
          Bond Fund                                                                        161,713
          High Income Bond Fund                                                             63,676
          Managed Income Fund                                                               34,738
                                                                                       -----------
                 Total Federated Mutual Funds                                            7,146,168

        Janus Fund                                                                       1,013,816
                                                                                       -----------
                 TOTAL MUTUAL FUNDS                                                      8,159,984
                                                                                       -----------
      EMPLOYER COMMON STOCK:
  *     West Coast Bancorp Common stock                                                  1,944,679
                                                                                       -----------
      MONEY MARKET FUNDS:
  *     Federated Automated Cash Management Trust                                        1,282,327
  *     Temporary cash investments                                                          11,082
                                                                                       -----------
                 TOTAL MONEY MARKET FUNDS                                                1,293,409
                                                                                       -----------
      Participant loans, interest rate 8.5% - 11.5%                                        315,705
                                                                                       -----------
      TOTAL INVESTMENTS                                                                $11,713,777
                                                                                       ===========

*     Party-in-interest
**    Not required for participant-directed investments

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the West Coast Bancorp 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                WEST COAST BANCORP 401(k) PLAN

                                By:  WEST COAST BANCORP, the plan administrator

Date:  June 29, 2001            By: /s/ Laurie Ferris
                                    --------------------------------------------
                                    West Coast Bancorp
                                    401(k) Plan Administrator Committee
                                    Representative

                                  EXHIBIT INDEX

Document                                                        Exhibit Number

Independent Auditors' Consent                                       23.1

Independent Auditors' Consent                                       23.2